Translation Group Inc.
311 S Division Street
Carson City, Nevada 89703-4202

April 12, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Re:  Translation Group Inc.- Amendment No. 2 to Registration Statement on
     Form S-1
     File No. 333-185580

Dear: Catherine T. Brown

In response to your letter dated April 10, 2013 which included comments regarding our registration statement, we have prepared the following responses:

PROSPECTUS COVER PAGE

COMMENT: 1
WE NOTE YOUR RESPONSE TO COMMENT 2 IN OUR LETTER DATED MARCH 4, 2013. PLEASE REVISE THE SENTENCE YOU ADDED REGARDING YOUR INTENTIONS TO ENGAGE IN A MERGER OR ACQUISITION TO CLARIFY ITS MEANING AS IT IS UNCLEAR AS CURRENTLY WRITTEN.

Response: We have revised to clarify as follows:

We do not have any plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

PROPERTIES, PAGE 23

COMMENT: 2
WE NOTE YOU HAVE REVISED DISCLOSURE UNDER THIS SUBJECT HEADING. PLEASE REVISE THE SECOND SENTENCE UNDER THIS SUBJECT HEADING TO CLARIFY WHOM THE WORD "THEIR" REFERS TO, AS IT IS UNCLEAR FROM THE SENTENCE AS REVISED.

Response: We have revised to clarify that the word "their" refers to BizFilings.com

Please direct any further comments or questions you may have to the company's attorney:

Thomas E. Stepp
Stepp Law Corporation
15707 Rockfield Boulevard, Suite 101
Irvine, California 92618
Phone: (949) 660-9700
Fax: (949) 660-9010
tes@stepplawgroup.com

Thank you.

Sincerely,


/s/ Kamilya Kucherova
--------------------------
Kamilya Kucherova